09042427

n.a.
9/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Progressive Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1904 Franklin Street, Suite 903
(No. and Street)

Oakland	CA	94612-2923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Torgerson, (410) 751-7054
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200	Larkspur	CA	94939-1750
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
AUG 31 2009
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/29

OATH OR AFFIRMATION

I, Richard Torgerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progressive Asset Management, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 8/28/09

President

Title

Notary Public AMY LYN BRAUN
my commission expires DEC 11, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Progressive Asset Management, Inc.

Financial Statements

and

Supplemental Information

Years ended June 30, 2009 and 2008

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

To the Board of Directors, Audit Committee and Management of
Progressive Asset Management, Inc.

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. as of June 30, 2009 and 2008, and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the management of Progressive Asset Management, Inc. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progressive Asset Management, Inc. as of June 30, 2009 and 2008, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

We performed our audit primarily to form an opinion on the basic financial statements taken as a whole. The management of Progressive Asset Management, Inc. presents the accompanying supplemental information for additional analysis, as it is not a required part of the basic financial statements. Rule 17a-5 of the Securities Exchange Act of 1934 requires the supplemental information. We subjected the supplemental information to the same auditing procedures we applied during the audit of the basic financial statements and, in our opinion, the management of Progressive Asset Management, Inc. fairly stated the supplemental information in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
August 14, 2009

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2009 and 2008

	2009	2008
Assets		
Current assets		
Cash and cash equivalents	$219,775	$256,094
Commissions receivable	3,411	6,003
Other receivables	18,874	3,483
Prepaid expenses	7,579	10,525
Prepaid income taxes	4,800	2,842
Total current assets	254,439	278,947
Property and equipment, at cost	41,930	41,930
Accumulated depreciation	(41,930)	(41,930)
Property and equipment, net	–	–
Deposits	1,216	17,678
Total assets	$255,655	$296,625

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2009 and 2008

	2009	2008
Liabilities		
Current liabilities		
Accounts payable	$ 7,940	$ 9,463
Accrued liabilities	19,897	6,800
Income taxes payable	–	–
Total current liabilities	27,837	16,263
Preferred stock, Series A, $7 stated value; 200,000 shares authorized, zero shares issued and outstanding	–	–
Stockholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized, zero shares issued and outstanding	–	–
Common stock, no par value; 5,000,000 shares authorized, 2,075,263 shares issued and outstanding (2008 - 2,075,263)	1,285,750	1,285,750
Retained earnings (accumulated deficit)	(1,057,932)	(495,356)
Total stockholders' equity	227,818	790,394
Total liabilities and stockholders' equity	$ 255,655	$ 806,657

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Operations
Years ended June 30, 2009 and 2008

	2009	2008
Revenues		
Commissions	$211,852	$369,366
Investment income	12,836	17,549
Other income	35,224	59,596
Total revenues	259,912	446,511
Costs and expenses		
Employee compensation and benefits	92,840	118,551
Communications	4,087	7,427
Insurance	2,526	3,622
Occupancy	7,740	20,396
Office expenses	6,172	12,835
Professional fees	44,798	52,736
Business development and promotion	44,029	66,990
Regulatory	21,254	9,668
Social screening and shareholder advocacy	80,763	72,641
Taxes and licenses	1,973	2,268
Travel and entertainment	5,032	10,038
Depreciation and amortization	–	981
Total costs and expenses	311,214	378,153
Income (loss) before income taxes	(51,302)	68,358
Taxes on income	1,242	6,357
Net income (loss)	($ 52,544)	$ 62,001
Net income (loss) per share		
Basic	($0.03)	$0.03
Fully diluted	($0.03)	$0.03
Shares used to compute per share amounts		
Basic	2,075,263	2,075,263
Fully diluted	2,075,263	2,079,219

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Stockholders' Equity
Years ended June 30, 2009 and 2008

	Common stock		Retained earnings (accumulated deficit)	Total stockholders' equity
	Shares	Amount		
Balances, June 30, 2007	2,075,263	$1,285,750	($ 495,356)	$790,394
Redemption of preferred stock, Series A, at stated value, net of issuance value	–	–	(11,712)	(11,712)
Dividend, $0.20, paid January 8, 2008	–	–	(415,053)	(415,053)
Dividend, $0.07, paid April 8, 2008	–	–	(145,268)	(145,268)
Net income (loss)	–	–	62,001	62,001
Balances, June 30, 2008	2,075,263	1,285,750	(1,005,388)	280,362
Net income (loss)	–	–	(52,544)	(52,544)
Balances, June 30, 2009	2,075,263	$1,285,750	($1,057,932)	$227,818

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Cash Flows
Years ended June 30, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income (loss)	($ 52,544)	$ 62,001
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation and amortization	–	981
Changes in current assets and liabilities		
Investment securities	–	86,131
Commissions receivable	2,592	18,541
Other receivables	(15,391)	4,631
Prepaid expenses	2,946	4,929
Accounts payable	(1,523)	680
Accrued liabilities	13,097	(23,513)
Income taxes receivable and payable	(1,958)	13,392
Net cash provided (used) by operating activities	(52,781)	167,773
Cash flows from investing activities		
Change in deposits	16,462	(13,462)
Net cash provided (used) by investing activities	16,462	(13,462)
Cash flows from financing activities		
Redemption of preferred stock, Series A	–	(13,013)
Dividends paid	–	(560,321)
Net cash provided (used) by financing activities	–	(573,334)
Net change in cash and cash equivalents	(36,319)	(419,023)
Cash and cash equivalents, beginning of year	256,094	675,117
Cash and cash equivalents, end of year	$219,775	$256,094
Supplemental disclosures of cash flow information		
Cash paid (refunded) for (from) income taxes	$ 3,200	($ 7,035)

See accompanying notes.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2009

Note 1 – Summary of significant accounting policies

Basis of presentation

Progressive Asset Management, Inc. (Company) incorporated in California on July 14, 1987, and registered as a broker-dealer under the Securities and Exchange Act of 1934. Through May 1999, the Company was a full-service investment firm specializing in socially responsible investing. As more fully discussed in Note 5, the Company transferred all customer accounts and relationships with client representatives to another broker-dealer. The Company remains registered as a broker-dealer, continues to provide research and referrals in consideration for commission-based fees and recruits brokers for FWG (Note 5). Transferred and recruited brokers committed to socially responsible investing form the Progressive Asset Management Network.

In its policies, practices and programs, the Company commits to provide its clients with the highest quality financial products and investment services and to operate as a strong, positive force for social justice and environmental protection. The headquarters of the Company is in Oakland, California.

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

During the year ended June 30, 2009, an officer of FWG purchased the common stock of the Company owned by certain directors and officers. Accordingly, the officer of FWG and FWG collectively own a majority of the outstanding common stock of the Company.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits held by commercial banks and money market funds held by registered investment companies. All cash and cash equivalents are available to the Company within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to their short-term nature.

Property and equipment

Property and equipment consists of furniture and office and computer equipment. The Company capitalizes acquisitions when they exceed $1,000. The Company computes depreciation of property and equipment using the straight-line method

Note 1 – Summary of significant accounting policies (continued)

over the estimated useful lives of the respective property and equipment, ranging from three to seven years.

Security transactions and commissions
The Company records net commission revenue from FWG (Note 5) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

Advertising costs
The Company expenses costs for producing and communicating advertising when incurred. During the years ended June 30, 2009 and 2008, the Company incurred immaterial advertising costs.

Income taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences to reverse. As of June 30, 2009 and 2008, there were no significant deferred tax assets or liabilities except for a deferred tax asset as of June 30, 2009 and 2008 (net of a 100% valuation allowance) resulting from available federal low income housing income tax credits (Note 2).

Earnings per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding during the year. The Company calculates fully diluted earnings per share based on the weighted average number of common shares and common stock equivalents, including options and convertible preferred stock, outstanding during the year.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are stated at their fair value.

Note 1 – Summary of significant accounting policies (continued)

Use of estimates
The preparation of financial statements in conformity with accounting principle generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Although management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Reclassifications
The Company reclassified certain prior year amounts to conform to the current year presentation. Refer and compare to the prior year financial statements for details.

Note 2 – Income taxes

During the years ended June 30, 2009 and 2008, the Company used federal low income housing income tax credits available from prior years to reduce its federal income tax liability to zero. As of June 30, 2009, the Company had carry forwards of unused federal low-income housing income tax credits totaling approximately $67,000.

The income tax provisions for the years ended June 30, 2009 and 2008, consist entirely of state income taxes.

The Company has elected to defer application of Financial Accounting Standards Board (FASB) Interpretation Number 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement Number 109," in accordance with FASB Staff Position Number 48-3 (FSB 48-3), until July 1, 2009.

The Company evaluates its uncertain tax positions using the provisions of FASB Statement Number 5, "Accounting for Contingencies." Accordingly, the Company recognizes a loss contingency when it is probable that the Company has incurred a liability as of the date of the financial statements and the Company can estimate reasonably the amount of the loss. The amount the Company recognizes is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that taxing authorities ultimately sustain for individual or aggregate uncertain tax positions could differ from the amount recognized herein.

Note 2 – Income taxes (continued)

Management of the Company evaluates all positions taken on income tax returns and does not believe that any current positions would be subject to adjustments herein if the Company had applied FIN 48.

Note 3 – Series A preferred stock

Earth Trade, Inc. (Earth Trade) organized in 1992 to promote sustainable development by marketing both organic and conventional food products from farm cooperatives in the developing world. Principally due to continuing losses, the shareholders of Earth Trade voted in May 1997 to voluntarily dissolve and liquidate its net assets. The Company Board of Directors, with consideration of its mission and standards of social responsibility, its 30% ownership of Earth Trade and its role as placement agent for debt and equity securities issued by Earth Trade, voluntarily settled with the Earth Trade note holders. Under two agreements made in January 1998 and February 1999, in exchange for their residual Earth Trade debt and a general release of liability, the note holders received Company Series A preferred stock with a stated value of $7.00 (fair market value on settlement date of $0.70), Company common stock with a stated value of $5.00 (fair market value on settlement date of $0.50) and cash. The Company recorded the Series A preferred stock at its value when the Company issued it and excluded it from stockholders' equity.

The Company issued stock and paid cash (in installments through September 23, 2002) to close the settlement agreements, as follows:

	Shares	Amount
Preferred, Series A	94,879	$ 66,416
Common	91,852	45,925
Cash	–	407,022
Total		$519,363

Before the settlement agreements, the Company owed nothing to Earth Trade or its share- or note holders. Accordingly, the Company did not consider the settlement agreement a debt extinguishment. However, due to the mandatory redemption feature of the Series A preferred stock, management did not classify it with stockholders' equity.

Note 3 – Series A preferred stock (continued)

The Series A preferred stock did not pay dividends, was non-voting, had a $7.00 per share liquidation preference over the common stock and was convertible 1:1 into shares of common stock at the option of the holder or automatically upon the occurrence of certain events. The Series A preferred stock was subject to mandatory redemption annually each November 1 at $7.00 per share.

The Company committed to redeem a portion of the Series A preferred stock based on 1% of its gross revenues, as adjusted, and limited by the ability of the Company to meet its net capital requirements (Note 9). In October 2006, the Company redeemed 1,038 shares of Series A preferred stock for $7,266. In December 2006, the Company redeemed 3,922 shares for $11,766. Finally, in October 2007, the Company redeemed the remaining 1,859 shares for $13,013.

Note 4 – Common stock options

In December 1995, the Company adopted a stock option and incentive plan that allowed for the issuance of up to 200,000 shares of common stock through December 31, 2004. The plan provided for the award of stock options, employee stock purchases and restricted stock grants. Of the options awarded, all vested immediately and recipients must hold them for up to two years (up to seven years for options awarded before December 1995) before exercise.

The Company Board of Directors determined awards of additional stock options, vesting, exercise prices and other option terms. The exercise prices for all options awarded have not been less than the fair market value of the stock as determined by the Board of Directors at the date of grant. Certain options required a 10% premium on the option price under certain circumstances. Outstanding options as of June 30, 2009, expire from December 31, 2009 through 2010 and reconcile as follows:

Granted during the calendar year	Price	Shares	Expiration
2002	$0.40	1,000	12-31-2008
2003	0.24	1,000	12-31-2009
2004	0.16	1,000	12-31-2010

Note 4 – Common stock options (continued)

Outstanding as of June 30, 2008		3,000	
Expired December 31, 2008	0.40	(1,000)	2008
Outstanding as of June 30, 2009		2,000	

Compensation expense related to outstanding stock options is not material to the financial position of the Company.

Note 5 – Paradox Holding, Inc. and FWG agreement

In May 1999, the Company entered into agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG retains 4.75% of all gross commissions generated by the transferred representatives (and any other representatives recruited by the Company in the future), pays commissions and reimburses certain expenses to the transferred representatives and remits the net commissions to the Company. FWG retained only 3.50% of all gross commissions until the difference, 1.25%, of all gross commissions paid to the Company totaled $875,000.

The Company recorded payments from FWG in connection with the transfer as commission revenue. Of the total FWG commissions the Company recorded as revenue during the year ended June 30, 2008, $24,134, represented payments against the $875,000, with zero due as of June 30, 2008. Paradox Holdings, Inc. had guaranteed payments to the Company by FWG, Inc.

Note 6 – Employee benefit plans

The Company offers a defined contribution SIMPLE plan for the benefit of its employees. The plan allows for employee elective contributions. In addition, the Company must match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% of each employee's salary. The Company incurred matching contribution expense during the years ended June 30, 2009 and 2008, totaling $2,025 and $2,726, respectively.

Note 7 – Credit risk and concentrations

As of and during the years ended June 30, 2009 and 2008, the Company maintained deposit balances at commercial banks in excess of federal deposit insurance amounts. Federal deposit insurance does not cover money market amounts held by a registered investment company.

The Company earned all of the commission revenue reported herein from FWG (Note 5).

Note 8 – Commitments and contingencies

The company leases its office facility under an operating lease that expires July 31, 2009. During the years ended June 30, 2009 and 2008, rent expense, net of sub-lease payments, totaled $7,740 and $20,396, respectively.

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 9 – Net capital requirement

Pursuant to and as defined in the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2009, the Company had net capital of $193,352, which is $93,352, in excess of its required net capital. As of June 30, 2009, the ratio of aggregate indebtedness to net capital was 0.14 to 1.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2009

Note 10 – Quarterly financial results (unaudited)

The unaudited revenue and income (loss) of the Company for the four quarters ending June 30, 2009 and 2008, total as follows:

	Revenue	Income (loss)
September 30, 2008	$66,156	($ 7,958)
December 31, 2008	62,142	(17,111)
March 31, 2009	69,454	(3,580)
June 30, 2009	62,160	(23,895)
September 30, 2007	159,413	49,132
December 31, 2007	120,081	3,801
March 31, 2008	90,484	4,980
June 30, 2008	76,533	4,088

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Progressive Asset Management, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
June 30, 2009

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

Progressive Asset Management, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2009

Aggregate indebtedness	
Total liabilities	$ 27,837
Less subordinated liabilities	-
Net aggregate indebtedness	$ 27,837
Net capital	
Stockholders' equity	$227,818
Deductions	
Petty cash	200
Other receivables	18,874
Prepaid expenses	7,579
Prepaid income taxes	4,800
Deposits	1,216
Security haircuts	1,328
Undue concentration	469
Total deductions	34,466
Net capital	$193,352
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6-2/3% x aggregate indebtedness or $100,000	$100,000
Excess net capital	$ 93,352
Excess net capital at 1,000% of aggregate indebtedness	$190,568
Aggregate indebtedness to net capital ratio	0.14 to 1

Progressive Asset Management, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934
June 30, 2009

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2009)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$209,795
Audit adjustments	(16,443)
Net capital, as adjusted	$193,352
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$ 11,312
Audit adjustments	16,525
Aggregate indebtedness, as adjusted	$ 27,837

Net capital audit adjustments total as follows:

Additional allowable receivables	$ 551
Undue concentration	(469)
Additional accrued liabilities	(12,051)
Client post-FOCUS, pre-audit additional liabilities	(4,474)
Net capital audit adjustments	($16,443)

Aggregate indebtedness audit adjustments total as follows:

Additional accrued liabilities	$12,051
Client post-FOCUS, pre-audit additional liabilities	4,474
Aggregate indebtedness audit adjustments	$16,525

Progressive Asset Management, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Progressive Asset Management, Inc.
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2009

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control
Required under Rule 17a-5 of the Securities Exchange Act of 1934

Board of Directors
Progressive Asset Management, Inc.

In planning and performing our audit of the financial statements of Progressive Asset Management, Inc. (Company) as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes esti-

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

mates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our

study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of June 30, 2009, to meet the objectives of the SEC.

We intend this report solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. We do not intend this report and no one should use this report except for the parties specified above.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
August 14, 2009

Progressive Asset Management, Inc.
Financial Statements and
Supplemental Information
Years ended June 30, 2009 and 2008
with
Reports of Independent Auditors